CHAPMAAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               September 24, 2013


VIA EDGAR CORRESPONDENCE
------------------------
Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:       First Trust Exchange-Traded Fund VII (the "Trust")
                            File Nos. 333-184918; 811-22767
                 -----------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your follow-up question regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VII (the "Trust") with the Securities and Exchange Commission (the "Commission") on September 17, 2013 (the "Registration Statement"). The Registration Statement relates to the First Trust Global Tactical Commodity Strategy Fund (the "Fund"), a series of the Trust. Your question regarding the Fund was communicated to us by telephone on September 24, 2013. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Registration Statement.

      You noted that the prospectus filed with the Registration Statement does not provide the specific date on which 12b-1 fees might be imposed on the shareholders of the Fund. We are able to represent that in the Fund's final prospectus, this date will be provided and that it will be approximately one year from the date of the public launch of the Fund. Also, the "3 Year" expense number provided in the Example will reflect the imposition of the 12b-1 fee in year 2.

                                    *  *  *


TANDY ACKNOWLEDGMENT

      In   connection   with  the  Trust's  Registration  Statement,  the  Trust
acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



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Karen Rossotto
September 24, 2013
Page 2



      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                         Sincerely yours,

                                         CHAPMAN AND CUTLER LLP


                                         By: /s/ Morrison C. Warren
                                             -----------------------------------
                                                 Morrison C. Warren